STRADLING YOCCA CARLSON & RAUTH
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW
660 NEWPORT CENTER DRIVE, SUITE 1600
NEWPORT BEACH, CA 92660-6422
TELEPHONE (949) 725-4000
FACSIMILE (949) 725-4100

SAN FRANCISCO OFFICE
44 MONTGOMERY STREET, SUITE 4200
SAN FRANCISCO, CALIFORNIA 94104
TELEPHONE (415) 283-2240
FACSIMILE (415) 283-2255

SANTA BARBARA OFFICE
302 OLIVE STREET
SANTA BARBARA, CALIFORNIA 93101
TELEPHONE (805) 564-0065
FACSIMILE (805) 564-1044

MARK L. SKAIST
DIRECT DIAL: (949) 725-4117
MSKAIST@SYCR.COM

[redacted]

05013657

December 29, 2005

SEC MAIL PROCESSING
RECEIVED
DEC 30 2005
WASH. D.C. 209 SECTION

SUPPL

VIA FEDERAL EXPRESS

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: ***Billabong International Limited - Information Furnished Pursuant to Exchange Act Rule 12g3-2(b)(1)(i) - File No. 82-34921***

Ladies and Gentlemen:

On behalf of Billabong International Limited, an Australian corporation (the "Company"), and furnished pursuant to Rule 12g3-2(b)(1) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), enclosed please find copies of certain information that the Company has either recently (i) made public pursuant to the laws of Australia, the country of its domicile, (ii) filed with the Australian Stock Exchange ("ASX") and which was made public by the ASX, and (iii) distributed to its security holders. Such information is described on the list attached to this letter, which list also sets forth when and by whom such information was required to be made public, filed with the exchange or distributed to security holders.

Please stamp the enclosed copy of this letter and return to us in the enclosed self-addressed postage paid envelope. If you have any questions or require further information, please call the undersigned at (949) 725-4117.

PROCESSED
JAN 05 2006
THOMSON FINANCIAL

Very truly yours,

STRADLING YOCCA CARLSON & RAUTH

Mark L. Skaist

MLS:las

DOCSOC/1146531v1/012668-0001

BILLABONG INTERNATIONAL LIMITED

Document	Disclosure Date	Required By
Press Release	December 22, 2005	Australian Stock Exchange

Information Submitted Pursuant to

Billabong International Limited
ABN 17 084 923 946

1 Billabong Place
Burleigh Heads Q 4220
Australia
P O Box 283
Burleigh Heads Q 4220
Australia

Tel: +61 7 5589 9899
Fax: +61 7 5589 9654

22 December 2005

ASX ANNOUNCEMENT

BILLABONG TO ACQUIRE NIXON

Billabong International Limited today announced it has entered into an agreement to acquire 100 per cent of Nixon Inc, a leader in the premium watch and accessories boardsports market.

Nixon is a California-based, closely-held corporation founded by Andy Laats and Chad DiNenna who together hold an effective 50 per cent ownership interest in the company.

It is anticipated that Nixon, a youth-inspired brand distributed in some 30 countries, will contribute in the range of 5 to 6 per cent of Billabong International's group sales in the 2006-07 financial year.

Billabong International Limited chief executive Derek O'Neill said Nixon is a key watch and accessories brand in the boardsports channel, particularly in the North American market.

"Since its inception in 1997 Nixon has been a very focused watch brand with great product, great people and tight distribution through the core surf, skate and snow channels," Mr O'Neill said.

"Nixon founders Andy Laats and Chad DiNenna have demonstrated their ability to establish and grow an authentic brand and the business is an excellent fit within the Billabong group."

Mr DiNenna said: "The Nixon brand and company are as strong as they have ever been and now is the right time to join a strong and experienced partner to help us reach our full potential."

Mr Laats said Billabong was of great appeal to Nixon.

"The Billabong group has a lot to offer; the character of their leadership, our shared vision of Nixon's future and their expertise in the specialty markets make them the perfect choice," Mr Laats said.

Consistent with Billabong's general philosophy, both founders will continue with the business. Mr Laats will remain as President and Mr DiNenna will continue to direct global marketing efforts.

The purchase is conditional on approval by Nixon's shareholders and clearance under the Hart-Scott-Rodino Anti Trust Improvement Act. It is anticipated that the outcome of these conditions will be known around the end of January 2006.

The purchase price comprises an initial payment estimated at A$73 million and a conditional maximum deferred amount calculated as the greater of an estimated A$24 million or 2.25 times 2010 EBITDA. The payment of this maximum deferred amount to all Nixon shareholders is conditional upon both founders fulfilling their respective five-year employment contracts. If both founders fulfill less than the five-year term of their respective employment contracts, then the deferred amount is reduced in accordance with a sliding scale. The purchase will be fully debt funded by Billabong.

Billabong's Mr O'Neill said the purchase was expected to be slightly EPS negative in the year ending June 30, 2006, due to business seasonality, but EPS positive in the 2006-07 financial year and beyond. The acquisition is forecast to deliver a pre-tax return on capital employed in excess of Billabong's pre-tax cost of capital in 2006-07.

"We see the brand's inclusion into our group as a great opportunity as it gives us a firm foothold in a growth category in which we were under-represented," he said.

Ends

Craig White
Company Secretary